                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           SURETY CAPITAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   868666207
-------------------------------------------------------------------------------
                                 (CUSIP number)

                             Howard B. Adler, Esq.
                          Gibson, Dunn & Crutcher LLP
                         1050 Connecticut Avenue, N.W.
                             Washington, D.C. 20036
                                 (202) 955-8589
-------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                February 4, 1999
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 10 Pages)

---------------------------                                          --------------------------------
CUSIP NO. 868666207                                 13D/A             PAGE  2   OF   10   PAGES
                                                                          -----    ------
---------------------------                                          --------------------------------
---------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING  PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        CARLSON CAPITAL, L.P.                                       I.R.S. IDENTIFICATION NO. 75-249-4317
---------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)  [ ]
                                                                                                      (b)  [X]


---------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY



---------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        WC

---------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [ ]


---------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
---------------------------------------------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
                         399,200


  NUMBER OF   -------------------------------------------------------------------------------------------------------
    SHARES       8       SHARED VOTING POWER
 BENEFICIALLY            0
   OWNED BY
     EACH     -------------------------------------------------------------------------------------------------------
  REPORTING      9       SOLE DISPOSITIVE POWER
 PERSON WITH             399,200

              -------------------------------------------------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER
                         0

---------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        399,200

---------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             [ ]


---------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.9%
---------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IA, PN
---------------------------------------------------------------------------------------------------------------------





                              (Page 2 of 10 Pages)

         This Amendment No. 2 to the original statement of beneficial ownership on Schedule 13D filed by the Reporting Person on August 27, 1998, as amended by Amendment No. 1 on November 30, 1998, has been prepared to report the purchase and sale by the Reporting Person of additional shares of the Issuer. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Reporting Person's original Schedule 13D filing or Amendment No. 1 filing, as applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended to include the following:

         All of the funds used to make the purchase of additional Shares acquired by the Reporting Person (as set forth on Exhibit A annexed hereto and incorporated by reference herein) came from the working capital of the investment funds and managed accounts directed by the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended and restated as follows:

         All Common Stock held by the Reporting Person is being held for investment purposes. Consistent with such purposes, the Reporting Person has had discussions with management of the Issuer and has been contacted by other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business and various ways of maximizing long-term shareholder value. The Reporting Person expects to continue to have such discussions with management and other shareholders in the future. Subject to economic considerations and market conditions, the Reporting Person may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of such securities or the securities it presently owns in the open market or in private transactions.
The Reporting Person may engage in activities intended to influence the business strategy or management of the Issuer.

         Except as indicated above, the Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), (b) and (c) are hereby amended as follows:

         (a) This statement on Schedule 13D relates to 399,200 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 6.9% of the issued and outstanding shares of Common Stock.

         (b) The Reporting Person has sole voting and dispositive power with respect to 399,200 shares of Common Stock.

         (c) Since Amendment No. 1 to the original Schedule 13D, accounts managed by the Reporting Person purchased and sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A:       Transactions in Shares of Common Stock since
                          Amendment No. 1 to the Schedule 13D.





                              (Page 3 of 10 Pages)

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 8, 1999
                                                   CARLSON CAPITAL, L.P.

                                                            /s/  Clint D. Carlson
                                                   ------------------------------------------------------------
                                                   By:  Clint D. Carlson, President of the General Partner





                              (Page 4 of 10 Pages)

                                  EXHIBIT A

                    Transactions in Shares of Common Stock
                    Since Amendment No. 1 to Schedule 13D



Transactions by Account No. 1


          ----------------------------------------------------------------------------------------
              Trade Type             Trade Date              Quantity               Price ($)
              ----------             ----------              --------               ---------
          ----------------------------------------------------------------------------------------
                 BUY                  12/03/98                       155.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/04/98                        65.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/07/98                        35.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/08/98                         5.00          2.3750
          ----------------------------------------------------------------------------------------





                             (Page 5 of 10 Pages)

                                  EXHIBIT A

                    Transactions in Shares of Common Stock
                    Since Amendment No. 1 to Schedule 13D



Transactions by Account No. 2


          ----------------------------------------------------------------------------------------
              Trade Type             Trade Date              Quantity               Price ($)
              ----------             ----------              --------               ---------
          ----------------------------------------------------------------------------------------
                 BUY                  12/03/98                       910.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/04/98                       405.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/07/98                       130.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/08/98                       110.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/31/98                     1,000.00          2.0000
          ----------------------------------------------------------------------------------------
                 SELL                 02/03/99                    -9,635.00          2.6520
          ----------------------------------------------------------------------------------------
                 SELL                 02/04/99                   -19,855.00          3.0939
          ----------------------------------------------------------------------------------------
                 SELL                 02/04/99                    -3,600.00          2.9688
          ----------------------------------------------------------------------------------------





                             (Page 6 of 10 Pages)

                                  EXHIBIT A

                    Transactions in Shares of Common Stock
                    Since Amendment No. 1 to Schedule 13D



Transactions by Account No. 3


          ----------------------------------------------------------------------------------------
              Trade Type             Trade Date              Quantity               Price ($)
              ----------             ----------              --------               ---------
          ----------------------------------------------------------------------------------------
                 BUY                  12/03/98                     1,265.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/04/98                       590.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/07/98                       130.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/08/98                       210.00          2.3750
          ----------------------------------------------------------------------------------------





                             (Page 7 of 10 Pages)

                                  EXHIBIT A

                    Transactions in Shares of Common Stock
                    Since Amendment No. 1 to Schedule 13D



Transactions by Account No. 5


          ----------------------------------------------------------------------------------------
              Trade Type             Trade Date              Quantity               Price ($)
              ----------             ----------              --------               ---------
          ----------------------------------------------------------------------------------------
                 BUY                  12/03/98                     1,085.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/04/98                       470.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/07/98                       150.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/08/98                       140.00          2.3750
          ----------------------------------------------------------------------------------------
                 SELL                 02/03/99                   -10,760.00          2.6520
          ----------------------------------------------------------------------------------------
                 SELL                 02/04/99                   -22,345.00          3.0939
          ----------------------------------------------------------------------------------------
                 SELL                 02/04/99                    -4,060.00          2.9688
          ----------------------------------------------------------------------------------------





                             (Page 8 of 10 Pages)

                                  EXHIBIT A

                    Transactions in Shares of Common Stock
                    Since Amendment No. 1 to Schedule 13D



Transactions by Account No. 6


          ----------------------------------------------------------------------------------------
              Trade Type             Trade Date              Quantity               Price ($)
              ----------             ----------              --------               ---------
          ----------------------------------------------------------------------------------------
                 BUY                  12/03/98                       145.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/04/98                       120.00          2.3750
          ----------------------------------------------------------------------------------------
                 SELL                 02/03/99                    -3,065.00          2.6520
          ----------------------------------------------------------------------------------------
                 SELL                 02/04/99                    -6,065.00          3.0939
          ----------------------------------------------------------------------------------------
                 SELL                 02/04/99                    -1,100.00          2.9688
          ----------------------------------------------------------------------------------------





                             (Page 9 of 10 Pages)

                                  EXHIBIT A

                    Transactions in Shares of Common Stock
                    Since Amendment No. 1 to Schedule 13D



Transactions by Account No. 7


          ----------------------------------------------------------------------------------------
              Trade Type             Trade Date              Quantity               Price ($)
              ----------             ----------              --------               ---------
          ----------------------------------------------------------------------------------------
                 BUY                  12/03/98                       340.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/04/98                       150.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/07/98                        55.00          2.3750
          ----------------------------------------------------------------------------------------
                 BUY                  12/08/98                        35.00          2.3750
          ----------------------------------------------------------------------------------------
                 SELL                 02/03/99                    -3,440.00          2.6520
          ----------------------------------------------------------------------------------------
                 SELL                 02/04/99                    -6,835.00          3.0939
          ----------------------------------------------------------------------------------------
                 SELL                 02/04/99                    -1,240.00          2.9688
          ----------------------------------------------------------------------------------------





                            (Page 10 of 10 Pages)